

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2014

Via E-mail
Paul Wogan
Chief Executive Officer
GasLog Partners LP
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco

  Re: **GasLog Partners LP**
     Registration Statement on Form F-1
     Supplemental Response dated April 24, 2014
     File No. 333-195109

Dear Mr. Wogan:

  We have reviewed your supplemental response dated April 24, 2014 and have the following comments.

Formation Transactions, page 7

General, page 7

1. Please revise to disclose the number of subordinated shares that will be issued to GasLog (i.e. 9,822,358) as part of the formation transaction.

Cash and Capitalization, page 59

2. Revise the introductory paragraph to disclose that the "as further adjusted" amounts also give effect to the formation transaction in which common units, subordinated units and general partner units are issued to GasLog and its affiliates and disclose the significant terms of this formation transaction.

3. Please tell us and revise the footnotes to your capitalization disclosures to explain how you determined the value of common units, subordinated units, and general partner interest held by GasLog of $14,674, $101,333, and $4,136, respectively. Also, revise the capitalization table to disclose the number of common units held by the public and the number of common units, subordinated units and general partner units held by GasLog and its affiliates on an "as further adjusted" basis.

Dilution, page 60

4. Please tell us how you calculated your tangible pro forma net book value of $263.83 million and supplementally provide us with your computation of this amount.

5. We note that your pro forma net tangible book value per share before the offering of $12.55 per share only includes the book value of contributed assets and liabilities and the shares issued to GasLog for their contribution. Please supplementally provide us with this computation.

Contractual Obligations, page 99

6. We note from the pro forma table of contractual obligations on page 100 that your pro forma long-term debt obligations amount to $394,895. Given that your total debt obligations in the actual table on page 99 amount to $394,895, please revise to reflect the application of the offering proceeds used to repay debt of $82.63 million. Your revised pro forma contractual obligations should be consistent with those presented in your "as further adjusted" capitalization disclosures on page 59.

7. Please revise the amounts reflected in your pro forma contractual obligations table for obligations due to related parties so that the amounts due in less than one year of $26,674 do not exceed the total amount of such obligations of $24,674 on a pro forma basis.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
       William P. Rogers, Jr., Esq.